Filed by:  Dollar Thrifty Automotive Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company:  Dollar Thrifty Automotive Group, Inc.
Commission File Number for the Related Registration Statement on Form S-4: 333-167085

Sent on behalf of Scott Thompson…

Unfortunately we don’t have anything to report on the Hertz pending transaction or Avis’s expression of interest, and without more clarity on the situation, we find ourselves with little to say. This can be a frustrating process for all involved, and while we can describe for you the complex process and the required multiple regulatory approvals, that does not really tell you what you want to know.

Employees have appropriately asked reasonable questions about “how this or that” might work. They have also asked, “What do you think is likely on this and that….” Some of the issues seem simple but none of the answers are when a company is in our situation. We have two large, well-run companies that have said they want to buy us: Hertz by entering into a merger agreement with us and Avis by telling us that they would like to make an offer for our Company. This results in our involvement in a complex process that includes shareholders, boards of directors and regulatory authorities in Canada and the U.S., as well as unwarranted litigation.

As I am sure you have noticed, we have not said much. Generally in a void of information, people start making assumptions. They have a tendency to focus on the worst case scenario and miss the opportunities that are created. The truth is, there will most likely be some good and some bad. If you don’t remember anything else, remember this---THESE ARE SMART COMPANIES THAT ARE TRYING TO SPEND OVER A BILLION DOLLARS TO ACQUIRE DTG. PEOPLE MAKE DTG SUCCESSFUL AND THE NEW OWNER WILL NEED HIGH-QUALITY, MOTIVATED PEOPLE LIKE YOU TO MAKE THE INVESTMENT IN DTG PAY OFF.

We would love to give you more detailed information but we simply don’t have the answers, and I don’t want to misrepresent something by guessing.

We won’t be able to answer many of your questions until we are further along in the process. Our commitment to you is that we are working on it and will do the best we can on communications, but I am asking you to realize that sometimes you just have to let things play out.

I appreciate your patience and I am very proud of how we have been, and more importantly ARE performing. Dollar Thrifty is on a ROLL. We have momentum or the big MO as we have called it in the past. Thanks again for all that you do.

Scott

Forward-Looking Statements
This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of Dollar Thrifty Automotive Group, Inc. (“DTG”) and Hertz Global Holdings, Inc. (“Hertz”) and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) the companies may be unable to obtain stockholder or regulatory approvals required for the merger of DTG with and into a wholly owned subsidiary of Hertz (the “Merger”) or may be required to accept conditions that could reduce the anticipated benefits of the Merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed Merger may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of the two companies; (4) the proposed Merger may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed Merger; and (6) the industry may be subject to future risks that are described in SEC reports filed by DTG and Hertz. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by DTG and Hertz. DTG and Hertz assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

Important Information for Investors and Stockholders
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Hertz has filed with the Securities and Exchange Commission (“SEC”) a preliminary registration statement on Form S-4 (registration statement number 333-167085) that includes a preliminary proxy statement of DTG that also constitutes a preliminary prospectus of Hertz. Hertz and DTG also plan to file other documents with the SEC regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to stockholders of DTG. INVESTORS AND STOCKHOLDERS OF DTG ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Hertz and DTG, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Hertz will be available free of charge on Hertz’s internet website at www.hertz.com or by contacting Hertz’s Investor Relations Department at 201-307-2100. Copies of the documents filed with the SEC by DTG will be available free of charge on DTG’s internet website at www.dtag.com or by contacting DTG’s Investor Relations Department at 918-669-2119. Hertz, DTG, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of DTG in connection with the proposed transaction. Information about the directors and executive officers of Hertz is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 9, 2010. Information about the directors and executive officers of DTG is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 27, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC when they become available.